AMENDED

Date: August 25, 2023

To: All Canadian Securities Regulatory Authorities

      New York Stock Exchange

Subject: Notice of Meeting for Vizsla Silver Corp. (AMENDED)

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for Vizsla Silver Corp.

Meeting Type:	Annual General and Special Meeting
Record Date for Notice of Meeting:	September 14, 2023
Record Date for Voting:	September 14, 2023
Beneficial Ownership Determination Date:	September 14, 2023
Meeting Date:	November 1, 2023
Meeting Location:	Vancouver, BC
Issuer sending proxy-related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	92859G202	CA92859G2027

Sincerely,

Jennifer Hanson

Corporate Secretary

Suite 700 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7

vizslasilvercorp.ca | TSX-V: VZLA    NYSE:  VZLA